May 30, 2008	Hayden J. Trubitt Hayden.Trubitt@hellerehrman.com Direct +1 (858) 450-5754 Direct Fax +1 (858) 587-5903 Main +1 (858) 450-8400 Fax +1 (858) 450-8499

Ms. Amanda McManus
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Mail Stop 3561

Re:	China Automotive Systems, Inc. Registration Statement on Form S-3 Filed April 15, 2008 File No. 333-150250 Form 10-K for the fiscal year ended December 31, 2007 Filed March 25, 2008 File No. 000-33123

Dear Ms. McManus:

We thank you for your comment letter dated May 9, 2008 with respect to the above-referenced registration statement and Form 10-K. Registrant’s responses to the staff’s comments are set forth below. In each case, we recite the original comment (numbered as in the comment letter), and then provide the response.

Registration Statement

General

1.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the senior convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the senior convertible notes).

Response: The number of common shares initially underlying the Senior Convertible Notes is 3,953,595; the closing stock price on the date of the closing of the sale of the Senior Convertible Notes (February 15, 2008) was $6.09; and the product of those two figures is $24,077,394.

The number of common shares registered underlying the Senior Convertible Notes, the Warrants and the potential non-Rule 416 adjustment shares is 6,325,751. This number multiplied by $6.09 equals $38,523,824.

The comment requests us to provide responsive information “with a view toward disclosure in the prospectus.” We believe that the information as assembled in the response would not, in fact, be material to a prospective buyer of resale securities under the registration statement. We interpret the comment to mean that the staff will review the response and then determine whether or not to comment further regarding whether prospectus disclosure is required. It is the Registrant’s view that such disclosure should not be required.

* * *
2.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the senior convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the senior convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of senior convertible notes.

Response: We interpret this comment not to refer to any payments related to the Registrant’s 2006 Standby Equity Distribution Agreement with Yorkville; this “equity line of credit” relationship expired in March 2008 and all payments under or in connection with it are already disclosed in the prospectus.

Other than that, there are very few such payments, as the following table shows:

Category of Payment	Maximum Total Amount
Interest payments (excluding late fees, default interest rate, etc.) (1)	$7,000,000
Make-Whole payments (excluding late fees, etc.)	$15,750,000
Registration maintenance failure penalties (3)	$19,600,000
Finders, placement agents, etc.	$0
Investor Legal Counsel fees	$20,000 _____________
TOTAL	$42,370,000

(1)	Escalating from 3% to 5% over five years.
(2)	3% per year less cash interest paid.
(3)	1% per month for 56 months. No such registration maintenance failures/penalties are anticipated, however

We interpret the comment’s use of the term “net proceeds” to mean gross proceeds minus actual payments to the selling stockholders (i.e., not including the Registrant’s own legal fees, SEC registration fee, etc.). In this sense, the net proceeds were $35,000,000.

The total possible payments to all selling stockholders and their affiliates by February 15, 2009 (assuming effectiveness of registration on June 15, 2008, for this purpose) is $3,870,000.

This response to comment 2 excludes any possible penalties for failure to issue common shares upon conversion of Senior Convertible Notes and/or exercise of Warrants, as it would be impossible to calculate a maximum total.

The comment requests us to provide responsive information “with a view toward disclosure in the prospectus.” We believe that the information as assembled in the response would not, in fact, be material to a prospective buyer of resale securities under the registration statement. We interpret the comment to mean that the staff will review the response and then determine whether or not to comment further regarding whether prospectus disclosure is required. It is the Registrant’s view that such disclosure should not be required.

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3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the seller shareholders could realize as a result of the conversion discount for the securities underlying the senior convertible notes, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the senior convertible notes on the date of the sale of the senior convertible notes;

•	the conversion price per share of the underlying securities on the date of the sale of the senior convertible notes, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established in the senior convertible notes; and

•
if the conversion price per share is not set at a fixed price and, instead, is set as a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the senior convertible notes and determine the conversion price per share as of that date;

•	the total possible shares underlying the senior convertible notes (assuming no interest payments and complete conversion throughout the term of the senior convertible notes);

•
the combined market price of the total number of shares underlying the senior convertible notes, calculated by using the market price per share on the date of the sale of the senior convertible notes and the total possible shares underlying the senior convertible notes;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the senior convertible notes calculated by using the conversion price on the date of the sale of the senior convertible notes and the total possible number of shares the selling shareholders may receive, and

•
the total possible discount to the market price as of the date of the sale of the senior convertible notes, calculated by subtracting the total conversion price on the date of the sale of the senior convertible notes from the combined market price of the total number of shares underlying the senior convertible notes on that date.

If there are provisions in the senior convertible notes that could result in a change in the price per share upon the occurrence of certain events, pleased provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response: The following tables are provided as requested:

Base Case
A. Market price on date the Senior Convertible Notes were sold	$6.09
B. Conversion price on date the Senior Convertible Notes were sold	$8.8527
C. Total possible shares underlying Senior Convertible Notes (assuming conversion price adjusted to $6.7417)	5,191,569
D. Combined market price (total possible shares times market price on date the Senior Convertible Notes were sold)	$31,616,655
E. Combined market price (total possible shares times conversion price on date the Senior Convertible Notes were sold)	$45,959,403
F. Total possible discount to the market price (D minus E)	-0-

Maximum Conversion Price Adjustment by Re-Set Provision to $7.0822
A. Market price on date the Senior Convertible Notes were sold	$6.09
B. Conversion price if re-set provision were applied to greatest possible extent	$7.0822

C. Total possible shares underlying Senior Convertible Notes (assuming conversion price adjusted to $6.7417)	5,191,569
D. Combined market price (total possible shares times market price on date the Senior Convertible Notes were sold)	$31,616,655
E. Combined market price (total possible shares times conversion price if re-set provision were applied to greatest possible extent)	$36,767,730
F. Total possible discount to the market price (D minus E)	-0-

Maximum Conversion Price Adjustment by Weighted-Average Antidilution Provision to $6.7417
A. Market price on date the Senior Convertible Notes were sold	$6.09
B. Conversion price if weighted-average antidilution were applied to greatest possible extent	$6.7417
C. Total possible shares underlying Senior Convertible Notes (assuming conversion price adjusted to $6.7417)	5,191,569
D. Combined market price (total possible shares times market price on date the Senior Convertible Notes were sold)	$31,616,655
E. Combined market price (total possible shares times conversion price if weighted-average antidilution provision were applied to the greatest extent possible)	$35,000,000
F. Total possible discount to the market price (D minus E)	-0-

The comment requests us to provide responsive information “with a view toward disclosure in the prospectus.” We believe that the information as assembled in the response would not, in fact, be material to a prospective buyer of resale securities under the registration statement. We interpret the comment to mean that the staff will review the response and then determine whether or not to comment further regarding whether prospectus disclosure is required. It is the Registrant’s view that such disclosure should not be required.

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4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of the other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received.

•
the total possible share to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that security from the combined market price of the total number of underlying shares on that date.

Response: The following tables are provided as requested:

Warrants Sold With the 2008 Senior Convertible Notes
A. Market price on date the Warrants were sold	$6.09
B. Exercise price on date the Warrants were sold	$8.8527
C. Total possible shares underlying Warrants	1,317,864
D. Combined market price (total possible shares times market price on date the Warrants were sold)	$8,025,792
E. Combined market price (total possible shares times exercise price on date the Warrants were sold)	$11,666,655
F. Total possible discount to the market price (D minus E)	-0-

2006 Yorkville Warrants
A. Market price on date the Warrants were sold	$11.25
B. Exercise price on date the Warrants were sold	$14.40 (as to 86,806 warrant shares) or $18.00 (as to 69,444 warrant shares)
C. Total possible shares underlying Warrants (assuming conversion price adjusted to $6.7417)	156,250
D. Combined market price (total possible shares times market price on date the Warrants were sold)	$1,757,812
E. Combined market price (total possible shares times exercise price on date the Warrants were sold)	$2,500,000
F. Total possible discount to the market price (D minus E)	-0-

The comment requests us to provide responsive information “with a view toward disclosure in the prospectus.” We believe that the information as assembled in the response would not, in fact, be material to a prospective buyer of resale securities under the registration statement. We interpret the comment to mean that the staff will review the response and then determine whether or not to comment further regarding whether prospectus disclosure is required. It is the Registrant’s view that such disclosure should not be required.

* * *
5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the senior convertible notes transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the senior convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment 3 and comment 4.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment 2 and the total possible discount to the market price of the shares underlying the senior convertible notes as disclosed in response to comment 3 divided by the net proceeds to the issuer from the sale of the senior convertible notes, as well as the amount of that resulting percentage averaged over the term of the senior convertible notes.

Response: The following table is provided as requested:

Gross proceeds	$35,000,000
Comment 2 payments	$42,370,000
“Resulting net proceeds”	($7,370,000)
Total possible profit from conversion discounts	$0

The comment 2 possible payments totaled $42,370,000. The comment 3 total possible discount was zero. Dividing the sum of the comment 2 possible payments and the comment 3 total possible discount by the $35,000,000 net proceeds equals a percentage of 121.06%. (We assume you intend us to use here the “real” $35,000,000 net proceeds figure, rather than the artificial “resulting net proceeds” figure which would be a negative number.) Averaging that percentage over the scheduled five-year term of the Senior Convertible Notes results in a percentage of 24.21% per year.

We believe the comment 2 figure is distorted by the requirement to include the possible registration maintenance failure penalties, which are large in amount but highly unlikely to arise. Omitting those, the five-year percentage would be 65.06% and the average of that would be 13.01% per year.

The comment requests us to provide responsive information “with a view toward disclosure in the prospectus.” We believe that the information as assembled in the response would not, in fact, be material to a prospective buyer of resale securities under the registration statement. We interpret the comment to mean that the staff will review the response and then determine whether or not to comment further regarding whether prospectus disclosure is required. It is the Registrant’s view that such disclosure should not be required.

* * *
6.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction.

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response: The following tables are provided as requested. It is noted that the pre-transactions shares figures and the percentages are distorted because so many of the Registrant’s shares were, and still are, owned by persons who were/are affiliates of the Registrant (although not affiliates of the selling shareholders).

SEDA Transaction With Yorkville

Date of transaction	March 20, 2006 (sales occurred May 22, 2006 through January 17, 2007)
Pre-transaction shares (excluding shares owned by selling stockholders/affiliates)	1,711,793
Shares issued under SEDA	699,796
Percentage	40.88%
Pre-transaction market price	$11.25

PIPE Transaction with Yorkville

Date of transaction	March 20, 2006
Pre-transaction shares (excluding shares owned by selling stockholders/affiliates)	1,711,793
Shares issuable in transaction	781,250
Percentage	45.64%
Pre-transaction market price	$11.25

The comment requests us to provide responsive information “with a view toward disclosure in the prospectus.” We believe that the information as assembled in the response would not, in fact, be material to a prospective buyer of resale securities under the registration statement. We interpret the comment to mean that the staff will review the response and then determine whether or not to comment further regarding whether prospectus disclosure is required. It is the Registrant’s view that such disclosure should not be required.

* * *
7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the senior convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response: The following table is provided as requested:

A. Pre-transaction shares outstanding (excluding shares owned by selling stockholders/affiliates)	4,751,528
B. Shares previously registered for resale by selling stockholders	2,397,188
C. Shares previously registered for resale by selling stockholders and still held (1)	156,250
D. Shares previously registered for resale by selling stockholders that were resold by them	1,361,818
E. Shares registered for resale in current transaction	6,325,751

(1) The 156,250 shares underlie warrants still held by Yorkville.

The comment requests us to provide responsive information “with a view toward disclosure in the prospectus.” We believe that the information as assembled in the response would not, in fact, be material to a prospective buyer of resale securities under the registration statement. We interpret the comment to mean that the staff will review the response and then determine whether or not to comment further regarding whether prospectus disclosure is required. It is the Registrant’s view that such disclosure should not be required.

* * *
8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the senior convertible notes transaction and the filing of the registration statement (e.g., before or after the announcement of the senior convertible notes transaction, before the filing or after the filing of the registration statement, etc.).

Response:  First bullet point: Yes and yes.

Second bullet point: Based on information obtained from the selling stockholders, neither selling stockholder currently has an existing short position in the Registrant’s common stock.

The comment requests us to provide responsive information “with a view toward disclosure in the prospectus.” We believe that the information as assembled in the response would not, in fact, be material to a prospective buyer of resale securities under the registration statement. We interpret the comment to mean that the staff will review the response and then determine whether or not to comment further regarding whether prospectus disclosure is required. It is the Registrant’s view that such disclosure should not be required.

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9.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially completed description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the senior convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the senior convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response: We confirm that it is the Registrant’s view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement.

* * *
10.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Response: The following table is provided as requested:

Common Shares Source	Number of Shares to Register
Senior Convertible Notes ($35,000,000 divided by initial $8.8527 conversion price):	3,953,595
Warrants:	1,317,864
Additional shares under
Senior Convertible Notes if
conversion price is adjusted
to $7.0822 pursuant to the
re-set provisions:

Additional shares under
Senior Convertible Notes if
conversion price is adjusted
below $7.0822 to $6.9890
pursuant to the weighted-
average antidilution
provisions

988,372 65,920
TOTAL	6,325,751

Please note, $6.9890 is considered to be at or near the boundary of reasonable expectations regarding possible future weighted-average antidilution adjustments. In no event can the conversion price be adjusted pursuant to the re-set provisions to below $7.0822. In no event can the conversion price be adjusted pursuant to the weighted-average antidilution provisions to below $6.7417.

The comment requests us to provide responsive information “with a view toward disclosure in the prospectus.” We believe that the information as assembled in the response would not, in fact, be material to a prospective buyer of resale securities under the registration statement. We interpret the comment to mean that the staff will review the response and then determine whether or not to comment further regarding whether prospectus disclosure is required. It is the Registrant’s view that such disclosure should not be required.

* * *
Calculation of Registration Fee

11.
Please note that Rule 416 can only be used to provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions. Please revise your fee table footnotes to remove any transactions outside the scope of Rule 416. In addition, revise your disclosure as appropriate to reflect that you will not use Rule 416 to cover increases resulting from any other adjustment provision contained in the senior convertible notes.

Response: The Registrant acknowledges that the comment correctly interprets Rule 416. The fee table footnotes did not intend to attempt to utilize Rule 416 for any potential adjustments other than the indicated proper transactions. For the 1,054,292 shares, we were not trying to escape the fee; indeed, the fee was calculated and paid for those shares. However, if the 1,054,292 shares are issued and then (for example) a stock split occurs, the additional stock-split shares arising from the 1,054,292 shares are entitled to Rule 416 treatment. We will make clarifying revisions in the fee table language when we file Pre-Effective Amendment No. 1.

* * *
Form 10-K

General

12.	In future filings, please label your Compensation Discussion and Analysis section as such.

Response: The Registrant is a smaller reporting company, and therefore responds to Item 402(l)-(r) of Regulation S-K rather than to Item 402(a)-(k) of Regulation S-K. Item 402(l)-(r) does not require a CD&A. In future filings, the Registrant will label the Compensation Discussion and Analysis section as such if (1) it voluntarily includes such a section or (2) becomes subject to Item 402(a)-(k) and is required to include such a section.

* * *
Compensation for Directors and Other Matters, page 38

13.
In future filings, please disclose all assumptions made in the valuation of awards in the options awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management’s Discussion and Analysis. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Response: The Registrant is a smaller reporting company and therefore responds to Item 402(n)(2)(v)-(vi) [and the Instruction thereto] of Regulation S-K rather than to Item 402(c)(2)(v)-(vi) [and the Instruction thereto] of Regulation S-K. In future filings, the Registrant will disclose the relevant assumptions by reference as required by the applicable instruction.

* * *
14.
As noted on page 39, you state that you compare compensation levels with industry and local practices. In any future filing, please identify the benchmark companies and specify how each element of compensation relates to the information you reviewed. Discuss where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why. Additionally, please disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: In future filings, if such a statement is then true, and is required to be made or is voluntarily made, the Registrant will identify, specify, discuss, explain and disclose as the comment requests, all to the extent feasible and useful to investors.
* * *
Executive Compensation, page 40

15.
We could not locate a narrative analysis disclosing the general executive compensation policy of the company and the summary compensation table. Refer to Item 402(b) of Regulation S-K. In future filings, please provide a quantitative and a quantitative discussion of all the performance measures to be achieved in order for your executive officers to earn their performance-related compensation. We would expect to see the specific company financial goals, key operating drivers and individual performance objectives used to determine performance-related compensation and how your performance-related awards are specifically structured around such performance goals. Please note that qualitative measures generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K.

To the extent you believe that disclosure of the performance measures is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for your conclusion as to competitive harm. To the extent that you have an appropriate basis for omitting disclosure of the performance measures, please revise your disclosure to discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

Response: The Registrant is a smaller reporting company and responds to Item 402(l)-(r) of Regulation S-K rather than to Item 402(a)-(k) of Regulation S-K. Item 402(l)-(r) does not require a Compensation Discussion and Analysis section or a narrative analysis of general executive compensation policy. In future filings, the Registrant will provide such a narrative analysis (including the discussion specified in the comment) if it becomes subject to Item 402(a)-(k) or if new circumstances make such a narrative analysis necessary. The Registrant believes that its present levels of executive compensation are modest and that its disclosures amply satisfy the disclosure requirements and principles of Item 402(l)-(r) for the 2007 Form 10-K.

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If you have any questions or additional comments, please feel free to direct them to me at (858) 450-5754.

Very truly yours, Hayden Trubitt

cc:	Jie Li
Julie Bell